

Citadel Clearing LLC

2025 Financial Statement



CITADEL

Citadel Clearing LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69521)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69521

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Citadel Clearing LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__830 Brickell Plaza, Floor 15__
                                                      (No. and Street)

__Miami__	__Florida__	__33131__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Henry__	__(212) 651-7726__	__Michael.Henry@citadel.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__PricewaterhouseCoopers LLP__
                        (Name – if individual, state last, first, and middle name)

__300 Madison Avenue__	__New York__	__New York__	__10017__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Clearing LLC (the "Company") _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Accounting Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITADEL CLEARING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Clearing LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Clearing LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP.

February 27, 2026

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

CITADEL CLEARING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2025
Assets:		
Cash and cash equivalents	$	531
Cash segregated under federal regulation		27
Collateral held under securities loan agreements		8,165
Securities borrowed		6,202
Receivable from brokers, dealers, and clearing organizations		354
Securities purchased under agreements to resell, at fair value		77
Other assets		25
Total assets	$	15,381

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	11,550
Securities sold under agreements to repurchase, at fair value		3,079
Payable to customers		35
Payable to brokers, dealers, and clearing organizations		29
Other liabilities		4
Total liabilities		14,697
Member's capital		684
Total liabilities and member's capital	$	15,381

See notes to statement of financial condition.

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

Organization

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company. The Company provides certain clearing and financing services to affiliated funds.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation and is a participant in the Options Clearing Corporation (the "OCC") stock loan program.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Americas Services LLC, Citadel ENTP Services Group LLC, Citadel HFP Services Group LLC, and certain of their affiliates (collectively, the "Citadel Service Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2027.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CLP6 to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

Cash Segregated Under Federal Regulation
The Company is subject to the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"), which requires cash and/or qualified securities to be segregated in a special reserve bank account for the exclusive benefit of customers.

Offsetting Financial Assets and Liabilities
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Receivable from and Payable to Brokers, Dealers, and Clearing Organizations
Receivable from and payable to brokers, dealers, and clearing organizations may include cash balances (including cash margin) and balances associated with securities failed to deliver or receive.

Segment Reporting
Operating segments represent components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in assessing performance and allocating resources. The CODM has been identified as the Chief Operating Officer functions for the Citadel Service Parties. The CODM reviews excess net capital as a key financial metric to guide operational decisions for the Company, including capital adequacy. The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. Excess net capital (see Note 9) is measured in accordance with SEC Rule 15c3-1.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, securities purchased under agreements to resell ("resale agreements"), and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Resale agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report resale agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable. Securities borrowing and lending transactions with the same counterparty are reported on a net basis when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CLP6 based on the valuation principles set forth in the Company's governing documents and represents CLP6's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CLP6 or CLP6 may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports money market funds; collateral held under securities loan agreements; resale agreements; and repurchase agreements (collectively, "Financial Instruments") at fair value. If the counterparty to such Financial Instruments defaults and the Company were forced to liquidate the collateral associated with the Financial Instruments (see Note 3), the fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length liquidation of Financial Instruments and such differences may be material.

Notes to Statement of Financial Condition

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs (e.g., mean of the bid and offer price) disseminated by third parties, including membership organizations, pricing vendors, and market participants (e.g., brokers and counterparties) or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CLP6). CLP6 may determine to use a different value than would be assigned pursuant to the foregoing if CLP6 determines that doing so would better reflect fair value (e.g., CLP6 may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CLP6's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

Collateral Held Under Securities Loan Agreements
Collateral held under securities loan agreements represent exchange-traded equity securities and corporate debt securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within Level 1 of the fair value hierarchy. Corporate debt securities represent corporate bonds. The fair value of corporate debt securities is determined using recently executed market transactions observable via membership organizations and prices disseminated by third parties. Corporate debt securities are categorized within Level 2 of the fair value hierarchy.

Resale Agreements and Repurchase Agreements
Resale agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Resale agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. CLP6 has elected to apply the fair value option to the Company's resale agreements and repurchase agreements. The primary reason for electing the fair value option is to reflect current market conditions related to resale agreements and repurchase agreements in earnings on a timely basis.

Other Financial Instruments
CLP6 estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents (other than money market funds), cash segregated under federal regulation, securities borrowed, receivable from brokers, dealers, and clearing organizations, other assets, securities loaned, payable to customers, payable to brokers, dealers, and clearing organizations, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents, and cash segregated under federal regulation which would have been classified within Level 1.

Current Expected Credit Loss
Financial assets measured at amortized cost, primarily composed of receivables, are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2025, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

NOTE 3

Collateralized Transactions

The Company attempts to manage credit exposure arising from resale agreements, repurchase agreements, securities borrowing, and securities lending transactions by either entering into master netting agreements and credit support agreements with counterparties, and/or entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining from the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. The Company engages in securities borrowing and lending transactions

Notes to Statement of Financial Condition

with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate (see Note 5), and non-affiliates.

Securities borrowing and lending transactions, which typically include equity securities and/or corporate debt securities, are collateralized as a percentage of the fair value of the securities borrowed or loaned by pledging or receiving cash or securities. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowing transactions. Also, the Company generally has rights of rehypothecation with respect to the securities collateral received from counterparties under securities lending transactions, the fair value of which is recorded as collateral held under securities loan agreements on the statement of financial condition. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowing transactions, as well as the securities loaned from the Company to such counterparty. As of December 31, 2025, substantially all securities received under securities borrowing transactions, and securities collateral received from counterparties for securities loaned had been delivered or repledged in connection with other collateralized financing agreements.

Resale agreements and repurchase agreements are collateralized primarily by receiving or pledging equity securities or U.S. government securities. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under resale agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2025, substantially all securities collateral received under resale agreements has been delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about securities borrowed and securities loaned.

AS OF DECEMBER 31, 2025

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 28,970	$ 21,295
Cash collateral pledged/received	17,150	14,352
Fair value of securities collateral pledged/received	12,554	8,165
Financing interest receivable/payable	31	12

In the table above, financing interest receivable and payable is included in securities borrowed and securities loaned, respectively, on the statement of financial condition. The fair value of securities borrowed, securities loaned and securities collateral includes accrued coupon interest.

The following table presents information about resale agreements and repurchase agreements.

AS OF DECEMBER 31, 2025

($ in millions)	
Fair value of securities collateral received for resale agreements	$ 77
Fair value of securities collateral pledged for repurchase agreements	3,294

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

Offsetting of Certain Collateralized Transactions
The following tables present information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2025

($ in millions)	Resale Agreements	Securities Borrowed
Included in the statement of financial condition		
Gross amounts	$ 77	$ 17,181
Amounts offset	—	(10,979)
Net amounts	77	6,202
Amounts not offset		
Counterparty netting	—	(1,208)
Financial instruments, at fair value	(77)	(4,831)
Total	$ —	$ 163

LIABILITIES AS OF DECEMBER 31, 2025

($ in millions)	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts	$ 3,079	$ 22,529
Amounts offset	—	(10,979)
Net amounts	3,079	11,550
Amounts not offset		
Counterparty netting	—	(1,208)
Financial instruments, at fair value	(3,079)	(9,237)
Total	$ —	$ 1,105

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported in the statement of financial condition on a net basis, as applicable, when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities borrowed, securities loaned, securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable.
- Securities sold or otherwise pledged as collateral for repurchase agreements, or pledged as collateral for securities borrowed, include securities received as collateral from an affiliate under securities loan agreements.

Notes to Statement of Financial Condition

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements and securities loaned by remaining contractual maturity as of December 31, 2025.

($ in millions)	Repurchase Agreements	Securities Loaned
Overnight and open	$ 100	$ 22,517
2-30 days	—	—
31-90 days	2,624	—
91-365 days	350	—
Total	3,074	22,517
Financing interest payable	5	12
Gross amounts	$ 3,079	$ 22,529

The following table presents the gross carrying value of repurchase agreements and securities loaned by class of collateral pledged as of December 31, 2025.

($ in millions)	Repurchase Agreements	Securities Loaned
Equity securities	$ 3,074	$ 21,274
Corporate debt securities	—	1,243
Total	3,074	22,517
Financing interest payable	5	12
Gross amounts	$ 3,079	$ 22,529

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's Financial Instruments measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Total
Money market funds	$ 125	$ —	$ 125
Collateral held under securities loan agreements	8,128	37	8,165
Total	$ 8,253	$ 37	$ 8,290

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Total
Securities loaned	$ 8,128	$ 37	$ 8,165
Total	$ 8,128	$ 37	$ 8,165

In the tables above:

- The securities loaned balance reflects only that portion of the obligation to return securities collateral received.
- Resale agreements and repurchase agreements, not presented in the tables above, are reflected at fair value on the statement of financial condition and include financing interest receivables and payables, as well as the effects of netting. As described in Note 2, resale agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

There were no Level 3 financial instruments as of December 31, 2025.

NOTE 5

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company reimburses the Citadel Service Parties for direct and reimbursable administrative, general and operating expenses, including compensation and benefits, paid by these entities on behalf of the Company. As of December 31, 2025, the Company had a payable to the Citadel Service Parties of $3 million, which is included in other liabilities on the statement of financial condition.

Securities Borrowed and Securities Loaned
During the year, the Company engaged in securities borrowing and lending transactions with CIFC, with balances as of December 31, 2025, as presented in the following table.

($ in millions)	Securities Borrowed	Securities Loaned
Cash collateral pledged/received	$ 10,987	$ 10,979
Financing interest receivable/payable	12	—
Amounts offset in the statement of financial condition	(10,979)	(10,979)
Net amounts	$ 20	$ —
Fair value of securities borrowed/ loaned	$ 10,959	$ 18,001
Fair value of securities collateral pledged/received	—	8,165

In the table above, the fair value of securities borrowed, securities loaned and securities collateral includes accrued coupon interest.

Clearing Activities
For the year ended December 31, 2025, the Company conducted clearing activities with affiliated funds. As of December 31, 2025, the Company had a receivable from affiliated funds of $16 million, which is included in other assets on the statement of financial condition, and a payable to affiliated funds of $35 million reflected as payable to customers on the statement of financial condition.

Loan Agreement
The table below discloses the significant terms and financial information associated with the Company's senior unsecured facility agreement with CCLH.

AS OF DECEMBER 31, 2025

Borrowing Agreement *($ in millions)*

Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CCLH	$ 500	OBFR + 1.6%	$ —	December 31, 2026

In the table above:

- The senior unsecured facility with CCLH is committed and payable on demand.
- OBFR is defined as the Overnight Bank Funding Rate.

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CLP6 seeks to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of securities collateral pledged and/or received under securities borrowing, securities lending, resale agreements, and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the financial instruments are traded. CLP6 seeks to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices and volatilities.

Credit Risk
Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing, securities lending, and securities sold under agreements to repurchase with counterparties as a result of nonperformance by the counterparties. The Company seeks to manage this credit risk through collateral monitoring.

The Company is exposed to credit risk in its role as a financing counterparty to dealers and broker and dealer clients, as well as CIFC, as a holder of securities and as a member of clearing organizations. The Company's client activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

Cash account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CLP6 seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other financial institutions.

Liquidity Risk
With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. CLP6 typically maintains a pool of excess liquidity at the Company for these planned and contingent needs.

Operational Risk
Operational risk is defined as the risk of financial loss or reputational damage resulting from inadequate or failed internal processes, people, systems, or from external events. CLP6 seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks
The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, outages, and the emergence of a pandemic, which could create economic, financial, and business disruptions. In addition, there are inherent risks in the utilization of certain technologies, including artificial intelligence technologies, whereby the outputs produced could contain errors, which may be difficult to detect. All these risks could lead to operational difficulties that could impair CLP6's ability to manage the Company's activities. Where applicable, CLP6 seeks to manage such risks through continuity and resiliency planning.

In the future, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

NOTE 7

Contingencies

In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

NOTE 8

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly.

In accordance with GAAP, CLP6 has reviewed the Company's tax positions for all open tax years. As of December 31, 2025, CLP6 determined that the Company was not required to establish a liability for uncertain tax positions.

CITADEL CLEARING LLC

Notes to Statement of Financial Condition

NOTE 9

Regulatory Requirements

The Company is a registered broker and dealer subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. At December 31, 2025, net capital was $625 million in excess of the Company's required minimum net capital of $1.5 million. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2025, the amount held on deposit in the reserve bank account was $27 million.

As of December 31, 2025, the Company does not carry accounts that hold proprietary securities or cash on behalf of brokers and dealers with reportable amounts, as defined in Rule 15c3-3. At December 31, 2025, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100 thousand.

NOTE 10

Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2026, which is the date the financial statements were available to be issued. Subsequent to December 31, 2025, the Company was approved by the OCC to clear options transactions.

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